Exhibit 12.1

ATLAS E&P OPERATIONS

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings:
Income (loss) from continuing operations before income tax expense	19,899	9,281	(54,329)	131,687	110,612
Fixed charges	632	472	469	323	221
Income from equity investee	—	—	—	—	—
Interest capitalized	—	—	—	—	—
Amortization of previously capitalized interest	—	—	—	—	—

Total	20,531	9,753	(53,860)	132,010	110,833

Fixed Charges:
Interest cost, excluding addback of capitalized interest, and debt expense	—	—	—	—	—
Interest capitalized	—	—	—	—	—
Interest allocable to rental expense (1)	632	472	469	323	221

Total	632	472	469	323	221

Ratio of Earnings to Fixed Charges	32.49	20.68	—	408.20	501.28

(1)	Represents one-third of the total operating lease rental expense.